May 30, 2025

Scott Kirkland
Chief Financial Officer
Ecolab, Inc.
1 Ecolab Place
St. Paul, MN 55102

        Re: Ecolab, Inc.
            Form 10-K for the fiscal year ended December 31, 2024
            Filed February 21, 2025
            Response Dated May 7, 2025
            File No. 001-09328
Dear Scott Kirkland:

       We have reviewed your May 7, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our April 28,
2025 letter.

Form 10-K for the fiscal year ended December 31, 2024
17. Revenues, page 90

1. We have reviewed your response to comment 1 and have the following additional comments. Please provide us the full and complete 2024 Executive Committee review presentation used for evaluating the performance of operating segments.
2. Please provide us a further break-out of revenue between (i) product revenue, (ii) sold equipment revenue, (iii) service revenue, and (iv) lease equipment revenue, for each of the Water, Food & Beverage, and Paper operating segments, for the Form 10-K periods presented.
3. Please provide us revenue by geographic region for each of the Water, Food
       & Beverage, and Paper operating segments, for the Form 10-K periods presented.
 May 30, 2025
Page 2

4. Separately for each of the Water, Food & Beverage, and Paper operating segments, please provide us the following information:

             The amount of revenue attributable to the operating segment's largest customer for
           2024;
             For each of the three customers, identify and describe to us any multi-year agreement provisions related to their contracts;
             For each of the three customers, identify and describe to us the pricing mechanisms contained in their contracts; and
             For each of the three customers, the stand-alone selling price for the product or service that contributed the largest amount of revenue for 2024, the amount of such 2024 revenue, and a description of the product or service.

       Please contact Michael Fay at 202-551-3812 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services